SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                 Eurotech, Ltd.
                                 --------------
                                (Name of Issuer)


                   Common Stock, par value $0.00025 per share
                   ------------------------------------------
                         (Title of Class of Securities)


                                    29879610
                                    --------
                                 (CUSIP Number)


                                December 2, 2002
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [ ] Rule 13d-1(b)

             [X] Rule 13d-1(c)

             [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29879610             13G/A                      Page 2    of 5   Pages

1. NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dean M. DeNuccio
----------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) [_] (b) [_]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
------------------------

NUMBER OF         5.     SOLE VOTING POWER

SHARES                   10,414,150

BENEFICIALLY      6.     SHARED VOTING POWER

OWNED BY                 1,200
                         -----

EACH              7.     SOLE DISPOSITIVE POWER

REPORTING                10,414,150

PERSON            8.     SHARED DISPOSITIVE POWER

WITH                     1,200

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,415,350
----------

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [-] (SEE INSTRUCTIONS)


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


Approximately 14.4% (1)
-----------------------

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
--

(1) Based on 72,441,915 shares of Common Stock of Eurotech, Ltd. outstanding as of the report filed on Form 10-Q on November 19, 2002.

CUSIP No. 29879610                   13G/A                   Page 3 of 5 Pages

Item 1(a).  Name of Issuer:

Eurotech, Ltd.

Item 1(b).  Address of Issuer's Principal Executive Offices:

10306 Eaton Place
Suite 220
Fairfax, VA 22030

Item 2(a).  Name of Person Filing:

Dean M. DeNuccio

Item 2(b).  Address of Principal Business Office, or if None, Residence:

21 Douglas Avenue
Providence, Rhode Island 02908

Item 2(c).  Citizenship:

United States of America.

Item 2(d).  Title of Class of Securities:

Common Stock, par value $0.00025 per share

Item 2(e).  CUSIP Number:

29879610

Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

       (a) [_] Broker or dealer registered under Section 15 of the Exchange Act.

       (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

       (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

       (d) [_] Investment company registered under Section 8 of the Investment Company Act.

       (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

       (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

       (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

       (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

       (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

       (j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

       Not Applicable.

CUSIP No. 29879610                 13G/A                   Page 4 of 5 Pages

Item 4.    Ownership.

       (a) Amount beneficially owned: Mr. DeNuccio owns of record 5,160,150 shares of Eurotech, Ltd. common stock and warrants to purchase an additional 5,000,000 shares of Eurotech common stock. The conditions to the exercise of the warrants were satisfied on December 2, 2002, making the warrant immediately exercisable as of such date. Mr. DeNuccio also loaned 250,000 shares of Eurotech common stock to a third party, registering such shares in the name of such third party. The loan is now callable, giving Mr. DeNuccio the right to acquire such shares within 60 days. In addition, Mr. DeNuccio's spouse holds 1,200 shares of Eurotech common stock through a retirement account, and Mr. DeNuccio holds an aggregate of 4,000 shares of Eurotech as custodian for his three children under the Rhode Island Uniform Transfers to Minors Act. Mr. DeNuccio disclaims beneficial ownership of the Eurotech shares held by or for other persons, and the filing of this Schedule 13G shall not be construed as an admission that Mr. DeNuccio is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any such securities covered by this Schedule 13G.

       (b)  Percent of class:    Approximately 14.4% in the aggregate (1)

       (c) Number of shares as to which such person has:

       (i) Sole power to vote or to direct the vote: 10,414,150

       (ii) Shared power to vote or to direct the vote: 1,200

       (iii) Sole power to dispose or to direct the disposition of: 10,414,150

       (iv) Shared power to dispose or to direct the disposition of: 1,200

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


(1) Based on 72,441,915 shares of Common Stock of Eurotech, Ltd. outstanding as of the report filed on Form 10-Q on November 19, 2002.

CUSIP No. 29879610                    13G/A                    Page 5 of 5 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 5, 2002
----------------
(Date)



/s/  Dean M. DeNuccio
---------------------
Name


Dean M. DeNuccio
----------------
(Name/Title)

Attention:- Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).